U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C. 20549

                     _____________________

                          FORM 10-SB
                     _____________________

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
               The Securities Exchange Act of 1934
                     _____________________

                       MATHY CORPORATION
                       -----------------
          (Name of Small Business Issuer in its charter)


               Colorado                          84-1463449
-------------------------------------       -------------------
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)


          2851 S. Parker Road
               Suite 720
           Aurora, Colorado                        80014
----------------------------------------         ---------
(Address of principal executive offices)         (Zip code)

Issuer's telephone number: (303) 671-8920
                           --------------


Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock
                         ------------
                       (Title of Class)









                   Page One of Seventy Pages
           Exhibit Index is Located at Page Thirty-Eight

                       TABLE OF CONTENTS

                                                             Page
                                                             ----
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    7

Item 3.   Description of Property. . . . . . . . . . . . . .   13

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   15

Item 6.   Executive Compensation . . . . . . . . . . . . . .   19

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   20

Item 8.   Description of Securities. . . . . . . . . . . . .   20

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   22

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   24

Item 3.   Changes in and Disagreements with Accountants. . .   24

Item 4.   Recent Sales of Unregistered Securities. . . . . .   24

Item 5.   Indemnification of Directors and Officers. . . . .   25

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   27

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   38

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   39

                             PART I

Item 1.  Description of Business

     Mathy Corporation (the "Company"), was incorporated on January 30, 1996 under the laws of the State of Colorado, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation".

     The Company is filing this Registration Statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Andrew I. Telsey is also an officer, director and principal shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public
entities.   A large number of established and well-financed
entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability.
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934
(the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors were formerly involved with other "blank check" companies. The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Prior 'Blank Check' Experience."

     The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 -
Indemnification of Directors and Officers."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 2851 S. Parker Road, Suite 720, Aurora, Colorado 80014. This space is provided to the Company on a rent free basis by Andrew I. Telsey, an officer and director of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and
          Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and          Amount and
                   Address of          Nature of
                   Beneficial         Beneficial        Percent of
Title of Class       Owner              Owner              Class
------------------------------------------------------------------

Common        Andrew I. Telsey          325,000             65%
              6198 S. Moline Ct.
              Englewood, CO 80111

Common        Darlene D. Kell            25,000              5%
              2851 S. Parker Rd., #720
              Aurora, CO 80014

Common        All Officers and          350,000             70%
              Directors as a
              Group (2 persons)

     The balance of the Company's outstanding Common Shares are held by 8 persons.

     (b)     Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of Mathy Corporation beneficially owned by all directors and officers of the Company.

                   Name and            Amount and
                  Address of            Nature of
                  Beneficial           Beneficial      Percent
Title of Class       Owner                Owner        of Class
---------------------------------------------------------------

Common        Andrew I. Telsey           325,000          65%
              6198 S. Moline Ct.
              Englewood, CO 80111

Common        Darlene D. Kell             25,000           5%
              2851 S. Parker Rd., #720
              Aurora, CO 80014

Common        All Officers and           350,000          70%
              Directors as a
              Group (2 persons)

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The directors and officers of the Company are as follows:

     Name                     Age        Position
     ----                     ---        --------

     Andrew I. Telsey          45        President, Director

     Darlene D. Kell           52        Secretary, Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Andrew I. Telsey, President and a director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I. Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     Darlene D. Kell, Secretary and Director. Ms. Kell has held her position with the Company since its inception. Since September 1994, Ms. Kell has been employed as a paralegal and office manager for Andrew I. Telsey, P.C., Aurora, Colorado. Prior, from October 1993 to August 1994, Ms. Kell was employed as a paralegal/office manager for Wherry & Wherry, P.C., a law firm located in Denver, Colorado. From May 1993 to September 1993, Ms. Kell was self-employed, offering free-lance secretarial, paralegal and bookkeeping services in Denver, Colorado. Prior thereto, from January 1993 through May 1993, Ms. Kell was employed as a paralegal/office manager for A. Thomas Tenenbaum, P.C., Denver, Colorado and with Dihle & Co., P.C., Denver, Colorado, from July 1991 through December 1992. She devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

     Mr. Telsey and Ms. Kell are presently officers and directors of Tarcyn Corporation ("Tarcyn"), a "blank check" public reporting company. Tarcyn filed a Registration Statement on Form 10-SB in May 1997, which became effective in July 1997, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. In May 1998, Tarcyn executed a non-binding letter of intent with Access Communications Corp. ("ACC"), a privately held Delaware corporation, wherein the ACC shareholders would exchange all of the issued and outstanding ACC stock owned by them for an aggregate of 4,500,000 "restricted" Common Shares of Tarcyn, with Tarcyn emerging as the surviving company and ACC being dissolved by operation of law. As of the date of this Registration Statement, Tarcyn and ACC are engaged in due diligence activities and reviewing the books and records of the other and it is expected that this transaction will close in June 1998. However, there can be no assurances that the transaction between Tarcyn and ACC will close within the time parameters referenced herein, or at all. See "Conflicts of Interest."

     Mr. Telsey and Ms. Kell were also officers and directors of Euro-Tel, Inc. ("ETI"), a "blank check" public reporting company. ETI filed a Registration Statement on Form 10-SB in December 1996, which became effective in February 1997, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. In June 1997, ETI consummated a merger with PharmaSystems Cost Containment Corp., a Florida corporation ("Pharma"), engaged in the delivery of pharmacy contract services, including mail service and retail pharmacy networks. The terms of this transaction included ETI undertaking a forward split of its issued and outstanding Common Stock, whereby 4 shares of Common Stock were issued in exchange for each share of Common Stock then issued and outstanding, and thereafter, the Pharma shareholders exchanged all of the issued and outstanding Pharma Stock owned by them for an aggregate of 18,000,000 "restricted" Common Shares of ETI (post forward split), with ETI emerging as the surviving company and Pharma being dissolved by operation of law. As of the date of this Registration Statement management of Pharma has caused the Company to become non-reporting under the Securities Exchange Act of 1934, as amended. To the best knowledge of Mr. Telsey and Ms. Kell, there is no active market for the securities of Pharma as of the date of this Registration Statement.

     For the three month period ended March 31, 1997, the unaudited financial statements of Pharma showed assets of $1,564,003, liabilities of $2,605,052, revenues of $1,179,487 and a net loss of $(703,401).

     Mr. Telsey and Ms. Kell were also officers and/or directors of SDT Holding Corporation ("SDT"), a "blank check" public reporting company. SDT filed a Registration Statement on Form 10-SB in July 1994, which became effective in December 1994, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective October 30, 1996, SDT successfully consummated a share exchange agreement with European Business Group (UK), Plc., an English corporation ("EBG") with its principal place of business located in Surrey, England. The terms of the transaction involved the Company undertaking a forward split of its issued and outstanding common shares whereby
8 shares of common stock were issued in exchange for every one (1) share of common stock and thereafter, the Company issued an aggregate of 18,000,000 shares of its "restricted" common stock (post forward split) to the former shareholders of EBG in exchange for all of the issued and outstanding stock of EBG. EBG remains in existence as a wholly owned foreign subsidiary of the Company.

     EBG is a leasing company doing business through 16 wholly owned subsidiary companies. For purposes herein, all references to EBG shall include EBG and its subsidiaries. EBG's business is centered around two specific segments of the leasing industry, including (i) marine containers; and (ii) the sale of licensing rights to city information billboards worldwide (primarily in the U.S.). On an unaudited basis and as of August 31, 1996, EBG's consolidated balance sheet showed assets of approximately $415.8 million (US), liabilities of approximately $320.6 million (US) and shareholder equity of approximately $95.2 million (US). During EBG's fiscal year ended August 31, 1996, it had consolidated gross revenues of approximately $54.4 million (US) and net pre-tax profits of approximately $19.6 million. As of the date of this Registration Statement, there is no active market for the company's securities.

     Mr. Telsey was also formerly an officer and director of Ashland Capital Group, Inc. ("Ashland"), a public reporting company. Ashland obtained effectiveness of a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, in May 1989. The company successfully closed its initial public offering on February 16, 1990, whereby 5,000,000 units were sold to the public at a price of $.01 per unit. The Company derived approximately $41,000 in net proceeds as a result of the offering.

     On October 9, 1990, pursuant to a definitive agreement, Ashland acquired all of the issued and outstanding shares of Visual Presentation Products, Inc., a Florida corporation ("VPP"), in exchange for the issuance of common stock equal to approximately 80% of the Company's issued and outstanding common shares. At the closing of the transaction, Ashland had available approximately $37,000 in cash, remaining from the proceeds derived from its initial public offering. Mr. Telsey resigned his positions with Ashland upon the closing of this agreement and was replaced by the then management of VPP pursuant to the affirmative vote of the Ashland shareholders.

     After closing of the transaction with VPP, Ashland changed its name to "Visual Design Industries, Inc." ("VDI"). VDI subsequently filed a registration statement with the SEC, undertaking a secondary offering of its securities. Prior to effectiveness of the registration statement, VDI's underwriter, Nutmeg Securities, Inc., abandoned the proposed offering. To date, no market in the company's securities has ever developed.

     Additionally, Mr. Telsey's practice of law emphasizes corporate and securities transactions, including mergers and acquisitions. As a result, Mr. Telsey has had additional experience in identifying private merger candidates. Other than as disclosed hereinabove, no other member of the Company's management has had any experience in identifying and examining private business candidates.

     The foregoing is a complete description of all "blank check" companies with whom management of the Company has been, or is, involved.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past.
They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 125,000,000 shares, of which 25,000,000 shares are Preferred Shares, par value $0.001 per share, and 100,000,000 are Common Shares, par value $0.001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders.

The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mr. Telsey is also an officer, director and principal shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

       There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly-traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly-traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In January 1996, the Company issued 500,000 of its Common Shares for an aggregate of $500 in cash and services ($.001 per share). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In January 1996 the Company issued 500,000 shares of its common stock to 10 persons at a price of $.001 per share. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Mr. Telsey is also an officer, director and principal shareholder of the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation incorporate the provisions of the Colorado Business Corporation Act providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Colorado, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and

 Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                            PART F/S

Financial Statements.

     The following financial statements are attached to this Registration Statement and filed as a part thereof. See page 28.

     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheet
     4)  Statement of Operations
     5)  Statement of Cash Flows
     6)  Statement of Shareholders' Equity
     7)  Notes to Financial Statements

                              MATHY CORPORATION


                         Audited Financial Statements

                  For the Years Ended March 31, 1998 and 1997 and the Period January 30, 1996 (Inception)
                            through March 31, 1998

                              Mathy Corporation


                              TABLE OF CONTENTS


                                                                          Page
                                                                          ----

Independent Auditors' Report                                              F-1

Financial Statements

     Balance Sheet                                                        F-2

     Statement of Operations                                              F-3

     Statement of Cash Flow                                               F-4

     Statement of Shareholders' Equity                                    F-5

     Notes to the Financial Statements                             F-6 to F-8

                        Kish, Leake & Associates P.C.
                        Certified Public Accountants
J.D.Kish, C.P.A., M.B.A.                      7901 E Belleview Ave - Suite 220
James D. Leake, C.P.A., M.T.                         Englewood, Colorado 80111
    -----------------------------                     Telephone (303) 779-5006
                                                      Facsimile (303) 779-5724



                        Independent Auditors' Report
                        ----------------------------

We have audited the accompanying balance sheet of Mathy Corporation (a Developmental Stage Company), as of March 31, 1998 and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended March 31, 1998 and 1997 and period January 30, 1996 (Inception) through March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mathy Corporation at March 31, 1998 and the results of its operations and its cash flows for the fiscal years ended March 31, 1998 and 1997 and the period January 30, 1996 (Inception) through March 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company is in the development stage and has no operations as of March 31, 1998. The deficiency in working capital as of March 31, 1998 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

s/Kish, Leake & Associates, P.C.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
June 2, 1998

Mathy Corporation
(A Development Stage Company)
Balance Sheet
______________________________________________________________________________

                                                                      March
                                                                     31, 1998
                                                                     --------
ASSETS                                                               $      0
                                                                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                                              0
                                                                     --------
SHAREHOLDERS' EQUITY

Preferred Stock, .001 Par Value
Authorized 25,000,000 Shares; Issued                                        0
And Outstanding -0- Shares

Common Stock, $.001 Par Value
Authorized 100,000,000 Shares; Issued
And Outstanding 500,000 Shares                                            500

Additional Paid In Capital On Common Stock                                  0

Deficit Accumulated During The Development Stage                         (500)

TOTAL SHAREHOLDERS' EQUITY                                                  0
                                                                     --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                                              $      0
                                                                     ========




















          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Mathy Corporation
(A Development Stage Company)
Statement Of Operations
______________________________________________________________________________

                                                                    January
                                                                   30, 1996
                                                                  (Inception)
                                                                    Through
                                                 March     March     March
                                               31, 1998  31, 1997  31, 1998
                                               --------  --------  --------
Revenue                                        $      0  $      0  $      0
                                               --------  --------  --------
Expenses:

Office                                                0         0       500
                                               --------  --------  --------
Total                                                 0         0       500
                                               --------  --------  --------

Net (Loss)                                     $      0  $      0  $   (500)
                                               ========  ========  ========

Basic (Loss) Per Common Share                  $   0.00  $   0.00  $  (0.00)
                                               ========  ========  ========

Basic Common Shares Outstanding                 500,000   500,000   500,000
                                               ========  ========  ========





























          The Accompanying Notes Are An Integral Part Of These Financial Statements.


                                  F-3
                                                                            32

Mathy Corporation
(A Development Stage Company)
Statement Of Cash Flows
______________________________________________________________________________

                                                                   January
                                                                   30, 1996
                                                                  (Inception)
                                                                   Through
                                                March     March     March
                                               31, 1998  31, 1997  31, 1998
                                               --------  --------  --------
Net (Loss) Accumulated During
 The Development Stage                         $      0  $      0  $   (500)

Issuance Of Common Stock For
 Cash Advances & Services                             0         0       500
                                               --------  --------  --------

Cash Flows From Operations                            0         0         0
                                               --------  --------  --------
Cash Flows From Financing
Activities:

Issuance Of Common Stock                              0         0         0
                                               --------  --------  --------

Cash Flows From Financing                             0         0         0
                                               --------  --------  --------

Net Increase In Cash                                  0         0         0
Cash At Beginning Of Period                           0         0         0
                                               --------  --------  --------

Cash At End Of Period                          $      0  $      0  $      0
                                               ========  ========  ========




Non - Cash Activities:

Stock Issued For Cash Advances & Services      $      0  $      0  $    500
                                               ========  ========  ========











          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Mathy Corporation
(A Development Stage Company)
Statement Of Shareholders' Equity
____________________________________________________________________________________

                                                                   Deficit
                                                                  Accumulated
                          Number Of Number Of                     During The
                           Common  Preferred   Common  Preferred Development
                           Shares    Shares    Stock     Stock      Stage     Total
                          -------    ------    ------    -----      -----     -----
Balance At
  January 30, 1996              0         0    $    0    $   0      $   0     $   0

Issuance Of Common Stock:
January 30, 1996 for Cash
  Advances Made on Behalf
  of the Company &
  Services at $.001
  Per Share               500,000         0       500        0          0       500

Net (Loss)                                                           (500)     (500)
                          -------    ------    ------    -----      -----     -----

Balance At March 31,
  1996, 1997, and 1998    500,000         0    $  500    $   0      $(500)    $   0
                          =======    ======    ======    =====      =====     =====































          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Mathy Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended March 31, 1998 and 1997
--------------------------------------------------


Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization:

On January 30, 1996, Mathy Corporation (the Company) was incorporated under the laws of Colorado to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Colorado.

Development Stage:

The company entered the Development stage in accordance with SFAS No. 7 on January 30, 1996. Its purpose is to evaluate, structure and complete a merger with, or acquisition a privately owned corporation.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal year ended March 31, 1998 and 1997 was $-0-. Cash paid for income taxes in fiscal year ended March 31, 1998 and 1997 was $- 0-.

Basic (Loss) per Common Share:

Basic (Loss) per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at March 31, 1998 and March 31, 1997.(See Note 7)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Mathy Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended March 31, 1998 and 1997
--------------------------------------------------


Note 2 - Capital Stock and Capital in Excess of Par Value
---------------------------------------------------------

The Company initially authorized 100,000,000 shares of $.001 par value common stock and 25,000,000 shares of $.001 par value preferred stock. On January 30, 1996, the company issued 500,000 shares of common stock for services valued at $350 and for cash advances paid on behalf of the Company of $150 for a total of $500.

Note 3 - Related Party Events
-----------------------------

The Company maintains a mailing address at an officers place of business. This address is located at 2851 S Parker Road, Suite 720, Aurora, Colorado. At this time the Company has no need for an office. As of March 31, 1998 management has incurred a minimal amount of time and expense on behalf of the Company.

Note 4 - Income Taxes
---------------------

At March 31, 1998, the company had net operating loss carryforwards available for financial statement and Federal income tax purposes of approximately $500 which, if not used, will expire in the year 2010.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of March 31, 1998, the Company has a deferred tax asset of $10 primarily for its net operating loss carryforward which has been fully reserved through a valuation allowance. The change in the valuation allowance for 1998 is $-0-.

Note 5 - Basis of Presentation
------------------------------

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as needed basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.

Mathy Corporation
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended March 31, 1998 and 1997
--------------------------------------------------

Note 6 - New Accounting Pronouncement
-------------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128). SFAS No. 128 specifies the computation, presentation , and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully-diluted earnings per share. SFAS No. 128 is effective for the Company for periods ending after December 15, 1997. However, the Company has a simple capital structure for the periods presented and therefore, there is no affect on the earnings per share presented due to the Company's adoption of SFAS No. 128.

Note 7 - Subsequent Events
--------------------------

The Company will be filing a Form 10 with the Securities and Exchange Commission to become a 34 Act reporting company.

                               PART III

Item 1.  Exhibit Index

No.                                                    Sequential
---                                                     Page No.
                                                        --------

     (3)  Articles of Incorporation and Bylaws

3.1       Articles of Incorporation                           39

3.2       Bylaws                                              45

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                       67

     (27) Financial Data Schedule

27.1      Financial Data Schedule                             70

_______________________

                        Mathy Corporation
                     _______________________

                           EXHIBIT 3.1
                     _______________________

                    ARTICLES OF INCORPORATION

                     _______________________

                                                  FILED COPY
                    ARTICLES OF INCORPORATION

                               OF
                                               961014009 C $50.00
                       MATHY CORPORATION       SECRETARY OF STATE
                                               01-30-96   15:02

     The undersigned, who, if a natural person, is eighteen years of age or older, hereby establishes a corporation pursuant to the Colorado Business Corporation Act, as amended, and adopts the following Articles of Incorporation:


     First:  The name of the corporation is MATHY CORPORATION.

     Second: The purposes for which the corporation is organized and its powers are as follows:

          A. To engage in any lawful business or activity for which corporations may be organized under the laws of the State of Colorado; and

          B. To have, enjoy, and exercise all of the rights, powers, and privileges conferred upon corporation incorporated pursuant to Colorado law, whether now or hereafter in effect, and whether or not herein specifically mentioned.

     Third: The aggregate number of shares which the corporation shall have authority to issue is 125,000,000, of which 25,000,000 shall be Preferred Shares, $.001 par value per share, and 100,000,000 shall be Common Shares, $.001 par value per share, and the designations, preferences, limitations and relative rights of the shares of each such class are as follows:

          A.   Preferred Shares

               The corporation may divide and issue the Preferred Shares into series. Preferred Shares of each series, when issued, shall be designated to distinguish it from the shares of all other series of the class of Preferred Shares. The Board of Directors is hereby expressly vested with authority to fix and determine the relative rights and preferences of the shares of any such series so established to the fullest extent permitted by these Articles of Incorporation and the laws of the State of Colorado in respect to the following:

               (a) The number of shares to constitute such series, and the distinctive designations thereof;

               (b) The rate and preference of dividend, if any, the time of payment of dividend, whether dividends are cumulative and the date from which any dividend shall accrue;

               (c) Whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

               (d) The amount payable upon shares in the event of involuntarily liquidation;

               (e) The amount payable upon shares in the event of voluntary liquidation;

               (f) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

               (g) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

               (h)  Voting powers, if any; and

               (i) Any other relative right and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

          B.   Common Shares

               (a) The rights of holders of the Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the corporation providing for the issuance of one or more series of the Preferred Shares.

               (b) The holders of the Common Shares shall have unlimited voting rights and shall constitute the sole voting group of the corporation, except to the extent any additional voting groups or groups may hereafter be established in accordance with the Colorado Business Corporation Act, and shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

     Fourth: The street address of the initial registered office of the corporation is 2851 South Parker Road, Suite 720, Aurora,
Colorado 80014, and the name of the initial registered agent at such address is Andrew I. Telsey.

     Fifth: The address of the initial principal office of the corporation is 2851 South Parker Road, Suite 720, Aurora, Colorado 80014.

     Sixth: The corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, a board of directors. The number of directors of the corporation shall be fixed by the bylaws, or if the bylaws fail to fix such a number, then by resolution adopted from time to time by the board of directors, provided that the number of directors shall not be more than seven
(7) nor less than one (1). One director shall constitute the initial board of directors. The name and address of the initial director is as follows:

              Name                         Address
     ----------------------    ----------------------------------

     Andrew I. Telsey          2851 South Parker Road, Suite 720
                               Aurora, Colorado  80014

     Seventh: Cumulative voting shall not be permitted in the election of directors or otherwise.

     Eighth: Except as the bylaws adopted by the shareholders may provide for a greater quorum requirement, a majority of the votes entitled to be cast on any matter by each voting group entitled to vote on a matter shall constitute a quorum of that voting group for action on that matter at any meeting of shareholders. Except as bylaws adopted by the shareholders may provide for a greater voting requirement and except as is otherwise provided by the Colorado Business Corporation Act, with respect to action on amendment to these Articles of Incorporation, on a plan of merger or share exchange, on the disposition of substantially all of the property of the corporation, on the granting of consent to the disposition of property by an entity controlled by the corporation, and on the dissolution of the corporation, action on a matter other than the election of directors is approved if a quorum exists and if the votes cast favoring the action exceed the votes cast opposing the action. Any bylaw adding, changing, or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.

     Ninth: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

          A. Conflicting Interest Transactions. As used in this paragraph, "conflicting interest transactions" means any of the following: (i) a loan or other assistance by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest; (ii) a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest; or (iii) a contract or transaction between the corporation and a director of the corporation or between the corporation and an entity in which a director of the corporation is a director or officer or has a financial interest. No conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the corporation, solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of the corporation is a director or officer or has a financial interest, or solely because the director is present at or participates in the meeting of the corporation's board of directors or of the committee of the board of directors which authorizes, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose, if: (a) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than quorum; or (b) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the shareholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the shareholders; or (c) a conflicting interest transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves or ratifies the conflicting interest transaction.


          B. Loans and Guarantees for the Benefit of Directors. Neither the board of directors nor any committee thereof shall authorize a loan by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest, or a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest, until at least ten days written notice of the proposed authorization of the loan or guaranty has been given to the shareholders who would be entitled to vote thereon if the issue of the loan or guaranty were submitted to a vote of the shareholders. The requirements of this subparagraph B are in addition to, and not in substitution for, the provisions of subparagraph A of this Article.

          C. Indemnification. The corporation shall indemnify, to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

          D. Limitation on Director's Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for beach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for: (i) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes Section 7-106-401 or the Articles of Incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Section 7-108-401, provided that the personal liability of a director in this circumstances shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Section 7-106-401 or the Articles of Incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

          E. Negation of Equitable Interests in Shares or Rights. Unless a person is recognized as a shareholder through procedures established by the corporation pursuant to Colorado Revised Statutes Section 7-107-204 or any similar law, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes permitted by the Colorado Business Corporation Act, including without limitation all rights deriving from such shares, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any other person including without limitation, a purchaser, assignee or transferee of such shares, unless and until such other person becomes the registered holder of such shares or is recognized as such, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person. By way of example and not of limitation, until such other person has become the registered holder of such shares or is recognized pursuant to Colorado Revised Statutes Section 7-107-204 or any similar applicable law, he shall not be entitled: (i) to receive notice or the meetings of the shareholders; (ii) to vote at such meetings; (iii) to examine a list of the shareholders;
     (iv) to be paid dividends or other distributions payable to shareholders; or (v) to own, enjoy and exercise any other rights deriving from such shares against the corporation.
     Nothing contained herein will be construed to deprive any beneficial shareholder, as defined in Colorado Revised
     Statutes Section 7-113-101(1), of any right he may have pursuant to
     Article 113 of the Colorado Business Corporation Act or any subsequent law.

     Tenth:  The name and address of the incorporator is:

             Name                           Address
     -------------------       ----------------------------------

     Andrew I. Telsey          2851 South Parker Road, Suite 720
                               Aurora, Colorado  80014


     DATED the   30th   day of     January                   ,
1996.



                                     s/Andrew I. Telsey
                                   ------------------------------
                                   Andrew I. Telsey, Incorporator


     The undersigned hereby consents to the appointment as the initial registered agent for MATHY CORPORATION.


                                     s/Andrew I. Telsey
                                   ------------------------------
                                   Andrew I. Telsey

                        Mathy Corporation
                     _______________________

                           EXHIBIT 3.2
                     _______________________

                             BYLAWS
                     _______________________

                      INDEX TO THE BYLAWS OF

                        MATHY CORPORATION



ARTICLE I - OFFICES ..........................................  1
     Section 1.  Offices .....................................  1
     Section 2.  Registered Office ...........................  1

ARTICLE II - SHAREHOLDERS ....................................  1
     Section 1.  Annual Meeting ..............................  1
     Section 2.  Special Meetings ............................  1
     Section 3.  Place of Meetings ...........................  2
     Section 4.  Notice of Meeting ...........................  2
     Section 5.  Fixing of Record Date .......................  3
     Section 6.  Voting Lists ................................  3
     Section 7.  Recognition Procedure for Beneficial Owners .  4
     Section 8.  Quorum and Manner of Acting .................  4
     Section 9.  Proxies .....................................  4
     Section 10.  Voting of Shares ...........................  5
     Section 11.  Corporation's Acceptance of Votes ..........  6
     Section 12.  Informal Action by Shareholders ............  7
     Section 13.  Meetings by Telecommunication ..............  7

ARTICLE III - BOARD OF DIRECTORS .............................  7
     Section 1.  General Powers ..............................  7
     Section 2.  Number, Qualifications and Tenure ...........  7
     Section 4.  Regular Meetings ............................  8
     Section 5.  Special Meetings ............................  8
     Section 6.  Notice ......................................  8
     Section 7.  Quorum ......................................  9
     Section 8.  Manner of Acting ............................  9
     Section 9.  Compensation ................................  9
     Section 10.  Presumption of Assent ......................  9
     Section 11.  Committees .................................  9
     Section 12.  Informal Action by Directors ............... 10
     Section 13.  Telephonic Meetings ........................ 10
     Section 14.  Standard of Care ........................... 10

ARTICLE IV - OFFICERS AND AGENTS ............................. 11
     Section 1.  General ..................................... 11
     Section 2.  Appointment and Term of Office .............. 11
     Section 3.  Resignation and Removal ..................... 11

     Section 4.  Vacancies ................................... 11
     Section 5.  President ................................... 11
     Section 6.  Vice Presidents ............................. 12
     Section 7.  Secretary ................................... 12
     Section 8.  Treasurer ................................... 13

ARTICLE V - STOCK ............................................ 13
     Section 1.  Certificates ................................ 13
     Section 2.  Consideration for Shares .................... 14
     Section 3.  Lost Certificates ........................... 14
     Section 4.  Transfer of Shares .......................... 14
     Section 5.  Transfer Agent, Registrars and Paying Agents  15

ARTICLE VI - INDEMNIFICATION OF CERTAIN PERSONS .............. 15
     Section 1.  Indemnification ............................. 15
     Section 2.  Right to Indemnification .................... 16
     Section 3.  Effect of Termination of Action ............. 16
     Section 4.  Groups Authorized to Make Indemnification
                   Determination ............................. 16
     Section 5.  Court-Ordered Indemnification ............... 16
     Section 6.  Advance of Expenses ......................... 17
     Section 7.  Additional Indemnification to Certain
                   Persons Other Than Directors .............. 17
     Section 8.  Witness Expenses ............................ 17
     Section 9.  Report to Shareholders ...................... 17

ARTICLE VII - INSURANCE ...................................... 17
     Section 1.  Provision of Insurance ...................... 17

ARTICLE VIII - MISCELLANEOUS ................................. 18
     Section 1.  Seal ........................................ 18
     Section 2.  Fiscal Year ................................. 18
     Section 3.  Amendments .................................. 18
     Section 4.  Receipt of Notices by the Corporation ....... 18
     Section 5.  Gender ...................................... 18
     Section 6.  Conflicts ................................... 18
     Section 7.  Definitions ................................. 18

CERTIFICATE .................................................. 19


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                                                               47

                             BYLAWS

                               OF

                        MATHY CORPORATION



                       ARTICLE I - OFFICES

     Section 1. Offices. The principal office of the corporation shall be designated from time to time by the corporation and may be within or outside of Colorado.

     The corporation may have such other offices, either within or outside of the State of Colorado, as the board of directors may designate or as the business of the corporation may require from time to time.

     Section 2. Registered Office. The registered office of the corporation, required by the Colorado Business Corporation Act to be maintained in the State of Colorado, may be, but need not be, identical with the principal office in the State of Colorado, and the address of the registered office may be changed from time to time by the board of directors.


                    ARTICLE II - SHAREHOLDERS

     Section 1. Annual Meeting. The annual meeting of the shareholders shall be held during the month of January of each year on a date and at a time fixed by the board of directors of the corporation (or by the president in the absence of action by the board of directors) beginning with the year 1996, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors is not held on the day fixed as provided herein for any annual meeting of the shareholders, or any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as it may conveniently be held.

     A shareholder may apply to the district court in the county in Colorado where the corporation's principal office is located or, if the corporation has no principal office in Colorado, to the district court of the county in which the corporation's registered office is located to seek an order that a shareholder meeting be held (i) if an annual meeting was not held within six months after the close of the corporation's most recently ended fiscal year or fifteen months after its last annual meeting, whichever is earlier, or (ii) if the shareholder participated in a proper call of or proper demand for a special meeting and notice of the special meeting was not given within thirty days after the date of the call or the date the last of the demands necessary to require calling of the meeting was received by the corporation pursuant to C.R.S. Section 7-107-102(1)(b), or the special meeting was not held in accordance with the notice.

     Section 2. Special Meetings. Unless otherwise prescribed by statute, special meetings of the shareholders may be called for any purpose by the president or by the board of directors. The


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
president shall call a special meeting of the shareholders if the corporation receives one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

     Section 3. Place of Meetings. The board of directors may designate any place, either within or outside of the State of Colorado, as the place for any annual meeting or any special meeting called by the board of directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or outside the State of Colorado, as the place for such meeting. If no designation is made, or if a special meeting is called other than by the board, the place of meeting shall be the principal office of the corporation.

     Section 4. Notice of Meeting. Written notice stating the place, date and hour of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, except that (i) if the number of authorized shares is to be increased, at last thirty days' notice shall be given, or (ii) any other longer notice period is required by the Colorado Business Corporation Act. The secretary shall be required to give such notice only to shareholders entitled to vote at the meeting except as otherwise required by the Colorado Business Corporation Act.

     Notice of a special meeting shall include a description of the purpose or purposes of the meeting. Notice of an annual meeting need not include a description of the purpose or purposes of the meeting except the purpose or purposes shall be stated with respect to (i) an amendment to the articles of incorporation of the corporation; (ii) a merger or share exchange in which the corporation is a party and, with respect to a share exchange, in which the corporation's shares will be acquired; (iii) a sale, lease, exchange or other disposition, other than in the usual and regular course of business, of all or substantially all of the property of the corporation or of another entity which this corporation controls, in each case with or without the goodwill;
(iv) a dissolution of the corporation; (v) restatement of the articles of incorporation; or (vi) any other purpose for which a statement of purpose is required by the Colorado Business Corporation Act. Notice shall be given personally or by mail, private carrier, telegraph, teletype, electronically transmitted facsimile or other form of wire or wireless communication by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed and if in a comprehensible form, such notice shall be deemed to be given and effective when deposited in the United States mail, properly addressed to the shareholder at his address as it appears in the corporation's current record of shareholders, with first class postage prepaid. If notice is given other than by mail, and provided that such notice is in a comprehensible form, the notice is given and effective on the date actually received by the shareholder.

     If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporate expense. No notice need be sent to any shareholder if three successive notices mailed to the last known address of such shareholder have been returned as undeliverable until such time as another address for such shareholder is made known to the corporation by such shareholder. In order to be entitled to receive notice of any meeting, a shareholder shall advise the corporation in writing of any change in such shareholders' mailing address as shown on the corporation's books and records.

     When a meeting is adjourned to another date, time or place, notice need not be given of the new date, time or place if the new date, time or place of such meeting is announced before adjournment at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may


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                                                               49
transact any business which may have been transacted at the original meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting as of the new record date.

     A shareholder may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such shareholder. Such waiver shall be delivered to the corporation for filing with the corporate records, but this delivery and filing shall not be conditions to the effectiveness of the waiver. Further, by attending a meeting either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting because of lack of notice or defective notice. By attending the meeting, the shareholder also waives any objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

     Section 5. Fixing of Record Date. For the purpose of determining shareholders entitled to (i) notice of or to vote at any meeting of shareholders or any adjournment thereof, (ii) receive distributions or share dividends, (iii) demand a special meeting, or (iv) make a determination of shareholders for any other proper purpose, the board of directors may fix a future date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days, and, in case of a meeting of shareholders, not less than ten days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed by the directors, the record date shall be the day before the notice of the meeting it given to shareholders, or the date on which the resolution of the board of directors providing for a distribution is adopted, as the case may be. When a determination of shareholders entitled to vote at any meeting of shareholders is made as provided in this Section, such determination shall apply to any adjournment thereof unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. Unless otherwise specified when the record date is fixed, the time of day for such determination shall be as of the corporation's close of business on the record date.

     Notwithstanding the above, the record date for determining the shareholders entitled to take action without a meeting or entitled to be given notice of action so taken shall be the date a writing upon which the action is taken is first received by the corporation. The record date for determining shareholders entitled to demand a special meeting shall be the date of the earliest of any of the demands pursuant to which the meeting is called.

     Section 6. Voting Lists. After a record date is fixed for a shareholder's meeting, the secretary shall make, at the earlier of ten days before such meeting or two business days after notice of the meeting has been given, a complete list of the shareholders entitled to be given notice of such meeting or any adjournment thereof. The list shall be arranged by voting group by class or series of shares, shall be in alphabetical order within each class or series, and shall show the address of and the number of shares of each class or series held by each shareholder. For the period beginning the earlier of ten days prior to the meeting or two business days after notice of the meeting is given and continuing through the meeting and any adjournment thereof, this list shall be kept on file at the principal office of the corporation, or at a place (which shall be identified in the notice) in the city where the meeting will be held. Such list shall be available for inspection on written demand by any shareholder (including for the purpose of this Section 6 any holder of voting trust certificates) or his agent or attorney during


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
regular business hours and during the period available for inspection. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

     Any shareholder, his agent or attorney may copy the list during regular business hours and during the period it is available for inspection, provided (i) the shareholder has been a shareholder for at least three months immediately preceding the demand or holds at least five percent of all outstanding shares of any class of shares as of the date of the demand, (ii) the demand is made in good faith and for a purpose reasonably related to the demanding shareholder's interest as a shareholder, (iii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, (iv) the records are directly connected with the described purpose, and (v) the shareholder pays a reasonable charge covering the costs of labor and materials for such copies, not to exceed the estimated cost of production and reproduction.

     Section 7. Recognition Procedure for Beneficial Owners. The board of directors may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution may set forth (i) the types of nominees to which it applies; (ii) the rights or privileges that the corporation will recognize in a beneficial owner, which may include rights and privileges other than voting; (iii) the form of certification and the information to be contained therein; (iv) if the certification is with respect to a record date, the time within which the certification must be received by the corporation; (v) the period for which the nominee's use of the procedure is effective; and (vi) such other provisions with respect to the procedure as the board deems necessary or desirable. Upon receipt by the corporation of a certificate complying with the procedure established by the board of directors, the person specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the registered holders of the number of shares specified in place of the shareholder making the certification.

     Section 8. Quorum and Manner of Acting. A majority of the votes entitled to be cast on a matter by a voting group represented in person or by proxy shall constitute a quorum of that voting group for action on the matter. If less than one-third of such votes are represented at a meeting, a majority of the votes so represented may adjourn the meeting from time to time without further notice, for a period not to exceed 120 days for any one adjournment. If a quorum is present at such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, unless the meeting is adjourned and a new record date is set for the adjourned meeting.

     If a quorum exists, action on a matter other than the election of directors by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

     Section 9. Proxies. At all meetings of shareholders, a shareholder may vote by proxy by signing an appointment form or similar writing, either personally or by his duly authorized attorney-in-fact. A shareholder may also appoint a proxy by transmitting or authorizing the transmission of a telegram, teletype, or other electronic transmission providing a written statement of the appointment to the proxy, a proxy solicitor, proxy support service organization, or other person duly authorized by the


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
proxy to receive appointments as agent for the proxy, or to the corporation. The transmitted appointment shall set forth or be transmitted with written evidence from which it can be determined that the shareholder transmitted or authorized the transmission of the appointment. The proxy appointment form or similar writing shall be filed with the secretary of the corporation before or at the time of the meeting. The appointment of a proxy is effective when received by the corporation and is valid for eleven months unless a different period is expressly provided in the appointment form or similar writing.

     Any complete copy, including an electronically transmitted facsimile, of an appointment of a proxy may be substituted for or used in lieu of the original appointment for any purpose for which the original appointment could be used.

     Revocation of a proxy does not affect the right of the corporation to accept the proxy's authority unless (i) the corporation had notice that the appointment was coupled with an interest and notice that such interest is extinguished is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment, or (ii) other notice of the revocation of the appointment is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Other notice of revocation may, in the discretion of the corporation, be deemed to include the appearance at a shareholders' meeting of the shareholder who granted the proxy and his voting in person on any matter subject to a vote at such meeting.

     The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.

     The corporation shall not be required to recognize an appointment made irrevocable if it has received a writing revoking the appointment signed by the shareholder (including a shareholder who is a successor to the shareholder who granted the proxy) either personally or by his attorney-in-fact, notwithstanding that the revocation may be a breach of an obligation of the shareholder to another person not to revoke the appointment.

     Subject to Section 11 and any express limitation on the proxy's authority appearing on the appointment form, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

     Section 10. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, except in the election of directors, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the articles of incorporation as permitted by the Colorado Business Corporation Act. Cumulative voting shall not be permitted in the election of directors or for any other purpose. Each holder of stock shall be entitled to vote in the election of directors and shall have as many votes for each of the shares owned by him as there are directors to be elected and for whose election he has the right to vote.

     At each election of directors, that number of candidates equalling the number of directors to be elected, having the highest number of votes cast in favor of their election, shall be elected to the board of directors.


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
     Except as otherwise ordered by a court of competent jurisdiction upon a finding that the purpose of this Section would not be violated in the circumstances presented to the court, the shares of the corporation are not entitled to be voted if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation except to the extent the second corporation holds the shares in a fiduciary capacity.

     Redeemable shares are not entitled to be voted after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

     Section 11. Corporation's Acceptance of Votes. If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and to give it effect as the act of the shareholder if:

          (i) the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

          (ii) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

          (iii) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

          (iv) the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

          (v) two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants or fiduciaries, and the person signing appears to be acting on behalf of all the co-tenants or fiduciaries; or

          (vi) the acceptance of the vote, consent, waiver, proxy appointment or proxy appointment revocation is otherwise proper under rules established by the corporation that are not inconsistent with this Section 11.


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                                                               53

     The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

     Neither the corporation nor its officers nor any agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section is liable for damages for the consequences of the acceptance or rejection.

     Section 12. Informal Action by Shareholders. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by all of the shareholders entitled to vote with respect to the subject matter thereof and received by the corporation. Such consent shall have the same force and effect as a unanimous vote of the shareholders and may be stated as such in any document. Action taken under this Section 12 is effective as of the date the last writing necessary to effect the action is received by the corporation, unless all of the writing specify a different effective date, in which case such specified date shall be the effective date for such action. If any shareholder revokes his consent as provided for herein prior to what would otherwise be the effective date, the action proposed in the consent shall be invalid. The record date for determining shareholders entitled to take action without a meeting is the date the corporation first receives a writing upon which the action is taken.

     Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section 12 may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent thereto is revoked, if such writing is received by the corporation before the effectiveness of the action.

     Section 13. Meetings by Telecommunication. Any or all of the shareholders may participate in an annual or special shareholders' meeting by, or the meeting may be conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.


                ARTICLE III - BOARD OF DIRECTORS

     Section 1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its board of directors, except as otherwise provided in the Colorado Business Corporation Act or the articles of incorporation.

     Section 2. Number, Qualifications and Tenure. The number of directors of the corporation shall be fixed from time to time by the board of directors, but in no instance shall there be less than one director or that number otherwise required by law and no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. A director shall be a natural person who is eighteen years of age or older. A director need not be a resident of the State of Colorado or a shareholder of the corporation.


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
     Directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting of shareholders following his election and thereafter until his successor shall have been elected and qualified. Directors shall be removed in the manner provided by the Colorado Business Corporation Act. Any director may be removed by the shareholders of the voting group that elected the director, with or without cause, at a meeting called for that purpose. The notice of the meeting shall state that the purpose or one of the purposes of the meeting is removal of the director. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

     Section 3. Vacancies. Any director may resign at any time by giving written notice to the secretary. Such resignation shall take effect at the time the notice is received by the secretary unless the notice specifies a later effective date. Unless otherwise specified in the notice of resignation, the corporation's acceptance of such resignation shall not be necessary to make it effective. Any vacancy on the board of directors may be filled by the affirmative vote of a majority of all the directors remaining in office. If elected by the directors, the director shall hold office until the next annual shareholders' meeting at which directors are elected. If elected by the shareholders, the director shall hold office for the unexpired term of his predecessor in office; except that, if the director's predecessor was elected by the directors to fill a vacancy, the director elected by the shareholders shall hold office for the unexpired term of the last predecessor elected by the shareholders.

     Section 4. Regular Meetings. A regular meeting of the board of directors shall be held without notice immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside the State of Colorado, for the holding of additional regular meetings without other notice.

     Section 5. Special Meetings. Special meetings of the board of directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside the State of Colorado, as the place for holding any special meeting of the board of directors called by them, provided that no meeting shall be called outside the State of Colorado unless a majority of the board of directors has so authorized.

     Section 6. Notice. Notice of the date, time and place of any special meeting shall be given to each director at least two days prior to the meeting by written notice either personally delivered or mailed to each director at his business address, or by notice transmitted by private courier, telegraph, telex, electronically transmitted facsimile or other form of wire or wireless communication. If mailed, such notice shall be deemed to be given and to be effective on the earlier of (i) five days after such notice is deposited in the United States mail, properly addressed, with first class postage prepaid, or (ii) the date shown on the return receipt, if mailed by registered or certified mail, return receipt requested, provided that the return receipt is signed by the director to whom the notice is addressed. If notice is given by telex, electronically transmitted facsimile or other similar form of wire or wireless communication, such notice shall be deemed to be given and to be effective when sent, and with respect to a telegram, such notice shall be deemed to be given and to be effective when the telegram is delivered to the telegraph company. If a director has designated in writing one or more reasonable addresses or facsimile numbers for delivery of notice to him, notice sent by mail, telegraph, telex, electronically transmitted facsimile or other form of wire or wireless communication shall not be deemed to have been given or to be effective unless sent to such addresses or facsimile numbers, as the case may be.


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
     A director may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such director. Such waiver shall be delivered to the secretary for filing with the corporate records, but such delivery and filing shall not be conditions to the effectiveness of the waiver. Further, a director's attendance at or participation in a meeting waives any required notice to him of the meeting unless at the beginning of the meeting, or promptly upon his later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 7. Quorum. A majority of the number of directors fixed by the board of directors pursuant to Article III, Section 2, or, if no number is fixed, a majority of the number in office immediately before the meeting begins, shall constitute a quorum for the transaction of business at any meeting of the board of directors.

     Section 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

     Section 9. Compensation. By resolution of the board of directors, any director may be paid any one or more of the following: his expense, if any, of attendance at meetings, a fixed sum for attendance at each meeting, a stated salary as director, or such other compensation as the corporation and the director may reasonably agree upon. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 10. Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors or committee of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken at the meeting unless (i) the director objects at the beginning of the meeting, or promptly upon his arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting; (ii) the director contemporaneously requests that his dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or abstention as to any specific action taken be entered in the minutes of the meeting; or (iii) the director causes written notice of his dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the secretary promptly after the adjournment of the meeting. A director may dissent to a specific action at a meeting while assenting to others. The right to dissent to a specific action taken at a meeting of the board of directors or a committee of the board shall not be available to a director who voted in favor of such action.

     Section 11. Committees. By resolution adopted by a majority of all the directors in office when the action is taken, the board of directors may designate from among its members an executive committee and one or more other committees, and appoint one or more members of the board of directors to serve on them. To the extent provided in the resolution, each committee shall have all the authority of the board of directors, except that no such committee shall have the authority to (i) authorize distributions; (ii) approve or propose to shareholders actions or proposals required by the Colorado Business Corporation Act to be approved by shareholders; (iii) fill vacancies on the board of directors or any committee thereof; (iv) amend the articles of incorporation; (v) adopt, amend or repeal the Bylaws; (vi) approve a plan of merger not requiring shareholder approval; (vii) authorize or approve


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the reacquisition of shares unless pursuant to a formula or method prescribed by the board of directors; or (viii) authorize or approve the issuance or sale of shares, or contract for the sale of shares or determine the designations and relative rights, preferences and limitations of a class or series of shares, except that the board of directors may authorize a committee or officer to do so within limits specifically prescribed by the board of directors. The committee shall then have full power within the limits set by the board of directors to adopt any final resolution setting forth all preferences, limitations and relative rights of such class or series and to authorize an amendment to the articles of incorporation stating the preferences, limitations and relative rights of a class or series for filing with the Secretary of State under the Colorado Business Corporation Act.

     Sections 4, 5, 6, 7, 8 or 12 of Article III, which govern meetings, notice, waiver of notice, quorum, voting requirements and action without a meeting of the board of directors, shall apply to committees and their members appointed under this Section 11.

     Neither the designation of any such committee, the delegation of authority to such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the board of directors or a member of the committee in question with his responsibility to conform to the standard of care set forth in Article III, Section 14 of these Bylaws.

     Section 12. Informal Action by Directors. Any action required or permitted to be taken at a meeting of the directors or any committee designated by the board of directors may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by all of the directors or all of the committee members entitled to vote with respect to the action taken. Such consent shall have the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document. Unless the consent specifies a different effective time or date, action taken under this Section 12 is effective at the time or date the last director signs a writing describing the action so taken, unless, before such time, any director has revoked his consent by a writing signed by the director and received by the president or the secretary of the corporation.

     Section 13. Telephonic Meetings. The board of directors may permit any director (or any member of a committee designated by the board) to participate in a regular or special meeting of the board of directors or a committee thereof through the use of any means of communication by which all directors participating in the meeting can hear each other during the meeting. A director participating in a meeting in this manner is deemed to be present in person at the meeting.

     Section 14. Standard of Care. A director shall perform his duties as a director, including without limitation his duties as a member of any committee of the board, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated. However, he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A director shall not be liable to the corporation or its shareholders for any action he takes or omits to take as a director if, in connection with such action or omission, he performs his duties in compliance with this Section 14.


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                ARTICLE IV - OFFICERS AND AGENTS

     Section 1. General. The officers of the corporation shall be a president, one or more vice presidents, a secretary and a treasurer, each of whom shall be appointed by the board of directors and shall be a natural person eighteen years of age or older. One person may hold more than one office. The board of directors or an officer or officers so authorized by the board may appoint such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary. Except as expressly prescribed by these Bylaws, the board of directors or the officer or officers authorized by the board shall from time to time determine the procedure for appointment of officers, their authority and duties and their compensation, provided that the board of directors may change the authority, duties and compensation of any officer who is not appointed by the board.

     Section 2. Appointment and Term of Office. The officers of the corporation to be appointed by the board of directors shall be appointed at each annual meeting of the board held after each annual meeting of the shareholders. If the appointment of officers is not made at such meeting or if an officer or officers are to be appointed by another officer or officers of the corporation, such appointment shall be made as determined by the board of directors or the appointing person or persons. Each officer shall hold office until the first of the following occurs: his successor shall have been duly appointed and qualified, his death, his resignation, or his removal in the manner provided in Section 3.

     Section 3. Resignation and Removal. An officer may resign at any time by giving written notice of resignation to the president, secretary or other person who appoints such officer. The resignation is effective when the notice is received by the corporation unless the notice specifies a later effective date.

     Any officer or agent may be removed at any time with or without cause by the board of directors or an officer or officers authorized by the board. Such removal does not affect the contract rights, if any, of the corporation or of the person so removed.
The appointment of an officer or agent shall not in itself create contract rights.

     Section 4. Vacancies. A vacancy in any office, however occurring, may be filled by the board of directors, or by the officer or officers authorized by the board, for the unexpired portion of the officer's term. If an officer resigns and his resignation is made effective at a later date, the board of directors, or officer or officers authorized by the board, may permit the officer to remain in office until the effective date and may fill the pending vacancy before the effective date if the board of directors or officer or officers authorized by the board provide that the successor shall not take office until the effective date. In the alternative, the board of directors, or officer or officers authorized by the board of directors, may remove the officer at any time before the effective date and may fill the resulting vacancy.

     Section 5. President. The president shall preside at all meetings of shareholders and all meetings of the board of directors unless the board of directors has appointed a chairman, vice chairman, or other officer of the board and has authorized such person to preside at meetings of the board of directors. Subject to the direction of the board of directors, the president shall be the chief executive officer of the corporation and shall have general and active control of its affairs and business and general supervision of its officers, agents and employees. Unless otherwise directed by the board of directors,


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the president shall attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation holds any stock. On behalf of the corporation, the president may in person or by substitute or by proxy execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy, may vote the stock held by the corporation, execute written consents and other instruments with respect to such stock, and exercise any and all rights and powers incident to the ownership of said stock, subject to the instructions, if any, of the board of directors. The president shall have custody of the treasurer's bond, if any. The president shall have such additional authority and duties as are appropriate and customary for the office of president and chief executive officer, except as the same may be expanded or limited by the board of directors from time to time.

     Section 6. Vice Presidents. The vice presidents shall assist the president and shall perform such duties as may be assigned to them by the president or by the board of directors. In the absence of the president, the vice president, if any (or, if more than one, the vice presidents in the order designated by the board of directors, or if the board makes no such designation, then the vice president designated by the president, or if neither the board nor the president make any such designation, the senior vice president as determined by first election to that office) shall have the powers and perform the duties of the president.

     Section 7. Secretary. The secretary shall (i) prepare and maintain as permanent records the minutes of the proceedings of the shareholders and of the board of directors, a record of all actions taken by the shareholders or board of directors without a meeting, a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the corporation, and a record of all waivers of notice of meetings of shareholders and of the board of directors or any committee thereof; (ii) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (iii) serve as custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the board of directors; (iv) keep at the corporation's registered office or principal place of business a record containing the names and addresses of all shareholders in a form that permits preparation of a list of shareholders arranged by voting group and by class or series of shares within each voting group, that is alphabetical within each class or series and that shows the address of, and the number of shares of each class or series held by, each shareholder, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (v) maintain at the corporation's principal office the originals or copies of the corporation's articles of incorporation, Bylaws, minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group or to the holders of any class or series of shares as a group, a list of the names and business addresses of the current directors and officers, a copy of the corporation's most recent corporate report filed with the Secretary of State, and financial statements showing in reasonable detail the corporation's assets and liabilities and results of operations for the last three years;
(vi) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; (vii) authenticate records of the corporation; and (viii) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary. The directors and/or shareholders may, however, respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings.


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     Any books, records, or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time.

     Section 8. Treasurer. The treasurer shall be the principal financial officer of the corporation, shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. Subject to the limits imposed by the board of directors, he shall receive and give receipts and acquittances for money paid in or on account of the corporation, and shall pay out of the corporation's funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of treasurer and, upon request of the board, shall make such reports to it as may be required at any time. He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties as may from time to time be prescribed by the board of directors or the president. The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

     The treasurer shall also be the principal accounting officer of the corporation. He shall prescribe and maintain the methods and system of accounting to be followed, keep complete books and records of account as required by the Colorado Business Corporation Act, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations.


                        ARTICLE V - STOCK

     Section 1. Certificates. The board of directors shall be authorized to issue any of its classes of shares with or without certificates. The fact that the shares are not represented by certificates shall have no effect on the rights and obligations of the shareholders. If the shares are represented by certificates, such shares shall be represented by consecutively numbered certificates signed, either manually or by facsimile, in the name of the corporation by the president or one or more vice presidents and the secretary or an assistant secretary. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nonetheless be issued by the corporation with the same effect as if he were such officer at the date of its issue. All certificates shall be consecutively numbered, and the names of the owners, the number of shares, and the date of issue shall be entered on the books of the corporation. Each certificate representing shares shall state upon its face:

          (i) That the corporation is organized under the laws of the State of Colorado;

          (ii)   The name of the person to whom issued;

          (iii) The number and class of the shares and the designation of the series, if any, that the certificate represents;

          (iv) The par value, if any, of each share represented by the certificate;


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          (v)    A summary, on the front or the back, of the
     designations, preferences, limitations, and relative rights applicable to each class, the variations in preferences, limitations and rights determined for each series, and the authority of the board of directors to determine variations for future classes or series, or in lieu thereof, a conspicuous statement, on the front or the back, that the corporation will furnish to the shareholder, on request in writing and without charge, information concerning the designations, preferences, limitations and relative rights applicable to each class, the variations in preference, limitations, and rights determined for each series, and the authority of the board of directors to determine variations for future classes or series; and

          (vi) Any restrictions imposed by the corporation upon the transfer of the shares represented by the certificate.

     If shares are not represented by certificates, within a reasonable time following the issue or transfer of such shares, the corporation shall send the shareholder a complete written statement of all of the information required to be provided to holders of uncertificated shares by the Colorado Business Corporation Act.

     Section 2. Consideration for Shares. Certificated or uncertificated shares shall not be issued until the shares represented thereby are fully paid. The board of directors may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed or other securities of the corporation. Future services shall not constitute payment or partial payment for shares of the corporation. The promissory note of a subscriber or an affiliate of a subscriber shall not constitute payment or partial payment for shares of the corporation unless the note is negotiable and is secured by collateral, other than the shares being purchased, having a fair market value at least equal to the principal amount of the note. For purposes of this Section 2, "promissory note" means a negotiable instrument on which there is an obligation to pay independent of collateral and does not include a non-resource note.

     Section 3. Lost Certificates. In case of an alleged loss, destruction or mutilation of a certificate of stock, the board of directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with the law as the board may prescribe. The board of directors may in its discretion require an affidavit of lost certificate and/or a bond in such form and amount and with such surety as it may determine before issuing a new certificate.

     Section 4. Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and receipt of such documentary stamps as may be required by law and evidence of compliance with all applicable securities laws and other restrictions, the corporation shall issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock books of the corporation which shall be kept at its principal office or by the person and at the place designated by the board of directors.

     Except as otherwise expressly provided in Article II, Sections 7 and 11, and except for the assertion of dissenters' rights to the extent provided in Article 113 of the Colorado Business Corporation Act, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any person


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other than the registered holder, including without limitation any purchaser, assignee or transferee of such shares or right deriving from such shares, unless and until such other person becomes the registered holder of such shares, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person.

     Section 5. Transfer Agent, Registrars and Paying Agents. The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside the State of Colorado. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.


         ARTICLE VI - INDEMNIFICATION OF CERTAIN PERSONS

     Section 1. Indemnification. For purposes of this Article VI, a "Proper Person" means any person (including the estate or personal representative of a director) who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan. The corporation shall indemnify any Proper Person against reasonably incurred expenses (including attorneys' fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined by the groups set forth in Section
4 of this Article that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interest; or (ii) in all other cases (except criminal cases) that his conduct was at least not opposed to the corporation's best interest; or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. Official capacity means, when used with respect to a director, the office of director and, when used with respect to any other Proper Person, the office in a corporation held by the officer or the employment, fiduciary or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. Official capacity does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

     A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the best interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements in subparagraph (ii) of this Section 1. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of this Section that he conducted himself in good faith.

     No indemnification shall be made under this Article VI to a Proper Person with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the Proper Person was adjudged liable to the corporation or in connection with any proceeding charging that the Proper Person derived an improper personal benefit, whether or not involving action in an official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit.


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Further, indemnification under this Section in connection with a proceeding brought by or in the right of the corporation shall be limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding.

     Section 2. Right to Indemnification. The corporation shall indemnify any Proper Person who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which he was entitled to indemnification under Section 1 of this Article VI against expenses (including attorneys' fees) reasonably incurred by him in connection with the proceeding without the necessity of any action by the corporation other than the determination in good faith that the defense has been wholly successful.

     Section 3. Effect of Termination of Action. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person seeking indemnification did not meet the standards of conduct described in
Section 1 of this Article VI. Entry of a judgment by consent as part of a settlement shall not be deemed an adjudication of liability, as described in Section 2 of this Article VI.

     Section 4. Groups Authorized to Make Indemnification Determination. Except where there is a right to indemnification as set forth in Sections 1 or 2 of this Article or where indemnification is ordered by a court in Section 5, any indemnification shall be made by the corporation only as determined in the specific case by a proper group that indemnification of the Proper Person is permissible under the circumstances because he has met the applicable standards of conduct set forth in Section 1 of this Article. This determination shall be made by the board of directors by a majority vote of those present at a meeting at which a quorum is present, which quorum shall consist of directors not parties to the proceeding ("Quorum"). If a Quorum cannot be obtained, the determination shall be made by a majority vote of a committee of the board of directors designated by the board, which committee shall consist of two or more directors not parties to the proceeding, except that directors who are parties to the proceeding may participate in the designation of directors for the committee. If a Quorum of the board of directors cannot be obtained and the committee cannot be established, or even if a Quorum is obtained or the committee is designated and a majority of the directors constituting such Quorum or committee so directs, the determination shall be made by (i) independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in this Section 4 or, if a Quorum of the full board of directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board (including directors who are parties to the action) or (ii) a vote of the shareholders.

     Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

     Section 5. Court-Ordered Indemnification. Any Proper Person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction for mandatory indemnification under Section 2 of this Article, including indemnification for reasonable expenses incurred to obtain court-ordered indemnification. If a court determines that the Proper Person is entitled to indemnification under Section 2 of this Article, the court shall order indemnification,


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including the Proper Person's reasonable expenses incurred to obtain court-ordered indemnification. If the court determines that such Proper Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standards of conduct set forth in Section 1 of this Article or was adjudged liable in the proceeding, the court may order such indemnification as the court deems proper except that if the Proper Person has been adjudged liable, indemnification shall be limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

     Section 6. Advance of Expenses. Reasonable expenses (including attorneys' fees) incurred in defending an action, suit or proceeding as described in Section 1 may be paid by the corporation to any Proper Person in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written affirmation of such Proper Person's good faith belief that he has met the standards of conduct prescribed in Section 1 of this Article VI; (ii) a written undertaking, executed personally or on the Proper Person's behalf, to repay such advances if it is ultimately determined that he did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the Proper Person but need not be secured and may be accepted without reference to financial ability to make repayment); and (iii) a determination is made by the proper group (as described in Section 4 of this Article VI) that the facts as then known to the group would not preclude indemnification. Determination and authorization of payments shall be made in the same manner specified in Section 4 of this Article VI.

     Section 7. Additional Indemnification to Certain Persons Other Than Directors. In addition to the indemnification provided to officers, employees, fiduciaries or agents because of their status as Proper Persons under this Article, the corporation may also indemnify and advance expenses to them if they are not directors of the corporation to a greater extent than is provided in these Bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its board of directors or shareholders or by contract.

     Section 8. Witness Expenses. The Sections of this Article VI do not limit the corporation's authority to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he has not been made or named as a defendant or respondent in the proceeding.

     Section 9. Report to Shareholders. Any indemnification of or advance of expenses to a director in accordance with this Article VI, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.


                     ARTICLE VII - INSURANCE

     Section 1. Provision of Insurance. By action of the board of directors, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the board of directors deems appropriate, on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer,


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employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic profit or nonprofit corporation or any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in that capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Article VI or applicable law. Any such insurance may be procured from any insurance company designated by the board of directors of the corporation, whether such insurance company is formed under the laws of the State of Colorado or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through stock ownership or otherwise.


                  ARTICLE VIII - MISCELLANEOUS

     Section 1. Seal. The board of directors may adopt a corporate seal, which shall be circular in form and shall contain the name of the corporation and the words, "Seal, Colorado."

     Section 2. Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

     Section 3. Amendments. The board of directors shall have power, to the maximum extent permitted by the Colorado Business Corporation Act, to make, amend and repeal the Bylaws of the corporation at any regular or special meeting of the board unless the shareholders, in making, amending or repealing a particular Bylaw, expressly provide that the directors may not amend or repeal such Bylaw. The shareholders also shall have the power to make, amend or repeal the Bylaws of the corporation at any annual meeting or at any special meeting called for that purpose.

     Section 4. Receipt of Notices by the Corporation. Notices, shareholder writings consenting to action, and other documents or writings shall be deemed to have been received by the corporation when they are actually received: (1) at the registered office of the corporation in Colorado; (2) at the principal office of the corporation (as that office is designated in the most recent document filed by the corporation with the Secretary of State for Colorado designating a principal office) addressed to the attention of the secretary of the corporation; (3) by the secretary of the corporation wherever the secretary may be found; or (4) by any other person authorized from time to time by the board of directors or the president to receive such writings, wherever such person is found.

     Section 5. Gender. The masculine gender is used in these Bylaws as a matter of convenience only and shall be interpreted to include the feminine and neuter genders as the circumstances indicate.

     Section 6. Conflicts. In the event of any irreconcilable conflict between these Bylaws and either the corporation's articles of incorporation or applicable law, the latter shall control.

     Section 7. Definitions. Except as otherwise specifically provided in these Bylaws, all terms used in these Bylaws shall have the same definition as in the Colorado Business Corporation Act.


                                18

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
                           CERTIFICATE

     I hereby certify that the foregoing Bylaws, consisting of 19 pages, including this page, constitute the Bylaws of Mathy
Corporation, adopted by the board of directors of the corporation as of January 30, 1996.



                                s/Darlene D. Kell
                                ---------------------------------
                                                        Secretary





                                19

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















                        Mathy Corporation
                     _______________________

                           EXHIBIT 4.1
                     _______________________

                             FORM OF

                    SHAREHOLDER LOCK-UP LETTER
                     _______________________

                                  _________________________, 1998


Board of Directors
Mathy Corporation
2851 S. Parker Road
Suite 720
Aurora, Colorado  80014

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Mathy Corporation (the "Company"), no par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on
Form 10-SB (File No.                  ) (the "Registration
Statement"), for the registration of the Company's Common Stock.
As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                        [Signature of Holder]

                                   _______________________________
                                       [Please Print Name(s)]


                                   _______________________________
                                     [Number of Shares of Common
                                            Stock Owned]

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
                           SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MATHY CORPORATION
                                   (Registrant)

                                   Date:  June 10, 1998


                                   By:/s/ Andrew I. Telsey
                                      ---------------------------
                                      Andrew I. Telsey,
                                      President



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